Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number +1-212-455-2812	E-mail Address rfenyes@stblaw.com

VIA EDGAR	June 1, 2020

Re:	Acceleration Request for ZoomInfo Technologies Inc. Registration Statement on Form S-1 (File No. 333-236674)
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
c/o Edwin Kim, Attorney-Advisor
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, ZoomInfo Technologies Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., New York, NY time, on June 3, 2020, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.
Please call me at (212) 455-2812 with any questions.

Very Truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes